Exhibit 12

BERKSHIRE HATHAWAY INC.

Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

(Dollars in millions)

	Three Months Ending	Year Ended December 31,
	March 31, 2017	2016	2015	2014	2013	2012
Net earnings attributable to Berkshire Hathaway shareholders	$4,060	$24,074	$24,083	$19,872	$19,476	$14,824
Income tax expense	1,549	9,240	10,532	7,935	8,951	6,924
Earnings attributable to noncontrolling interests	79	353	331	298	369	488
Equity in net (earnings) loss of Kraft Heinz Company	(239)	(923)	122	26	262	—
Dividends from Kraft Heinz Company	195	952	366	—	—	—
Fixed charges	1,215	4,195	4,134	3,882	3,386	3,304

Earnings available for fixed charges	$6,859	$37,891	$39,568	$32,013	$32,444	$25,540

Fixed charges
Interest expense, including amortization(1)	$1,067	$3,497	$3,515	$3,253	$2,801	$2,744
Rentals representing interest and capitalized interest	148	698	619	629	585	560

	$1,215	$4,195	$4,134	$3,882	$3,386	$3,304

Ratio of earnings to fixed charges	5.65x	9.03x	9.57x	8.25x	9.58x	7.73x

(1)

Includes non-cash foreign currency exchange losses of $88 million for the first quarter of 2017, gains of $244 million in 2016 and losses of $69 million in 2015 with respect to Berkshire’s Euro denominated debt.